SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM 1431-1
SEC (CUSIP) 20441B407 Class B Preferred Shares
SEC (CUSIP) 20441B308 Common Shares
LATIBEX 29922 Class B Preferred Shares

NOTICE TO SHAREHOLDERS

The Board of Directors of Copel resolved at the 126th Extraordinary Meeting held on October 24, 2014 that the anticipation of part of Dividends and Interest on Equity IOC, in replacement of 2014 dividends will be paid to shareholders as of November 21, 2014 with shareholding position until November 06, 2014, pursuant to the Law n.º 9,249/95, the amount of which will be offset when 2014 dividends are defined, as follows:

1.	DIVIDENDS
1.1.	Gross amount: R$ 350,769,731.75
1.2.	Earning per share
	1.2.1.	R$ 1.22416 per common share
	1.2.2.	R$ 1.34678 per class A preferred share
	1.2.3.	R$ 1.34678 per class B preferred share
1.3.	Taxes:	Exempted, pursuant to the Law 9,249/95

2.	INTEREST ON EQUITY
2.1.	Gross amount: R$ 30,000,000.00
2.2.	Earning per share
	2.2.1.	R$ 0.10469 per common share
	2.2.2.	R$ 0.11519 per class A preferred share
	2.2.3.	R$ 0.11519 per class B preferred share
2.3.	Taxes:	15.00%, pursuant to the Law 9,249/95
2.4.

The legal entities, which pursuant to the Brazilian laws are EXEMPTED from withholding income tax, until November 06, 2014 they shall evidence such condition to the Company (address in item 6.1), by means of document issued by the Internal Revenue Service or court decision, or statement mentioning the Law sanctioning such tax exemption.

3.	As of November 07, 2014 inclusive, shares will be traded ex-dividends/interest rates .

4.	PAYMENT CONDITIONS
4.1.	Bank account deposit (in accordance with the shareholder s registration data).
4.2.	Money order.

5.	REGISTRATION
5.1.	The shareholders who opt for bank account deposits must use the address in item 6.1 to send correspondence with authorization to do so, indicating the bank, branch and account number.

6.	SHAREHOLDER SERVICES
6.1.	Shareholder and Custody Department
	Rua Coronel Dulcídio, 800 - 3º andar	Fhone: 0800-41-2772
	Curitiba PR	Fax : (41) 3331-2916
	CEP 80420-170	e-mail: acionistas@copel.com
6.2.	DEPOSITARY BANK ABROAD: The Bank of New York Mellon
	101 Barclay Street, 22nd Floor	Fone: (212) 815-3626
	New York NY - 10286	e-mail: juliana.dager@bnymellon.com

Curitiba, October 24, 2014

Antonio Sergio de Souza Guetter
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 24, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.